SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                _________________
                                  SCHEDULE 13G
                                 (Rule 13d-102)

      INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES
              13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 2)*


                           Gemplus International S.A.
                        __________________________________
                                (Name of Issuer)

                          Ordinary shares, no par value
                        __________________________________
                         (Title of Class of Securities)

                                  LU012170629-4
                        __________________________________
                                  (ISIN Number)

                                 October 3, 2003
              _____________________________________________________
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ISIN No. LU012170629-4               13G                 Page  2  of  13 Pages

_______________________________________________________________________________
     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Sagem S.A.

_______________________________________________________________________________
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            [ ] (a)
            [x] (b)
_______________________________________________________________________________

     3      SEC USE ONLY

_______________________________________________________________________________
     4      CITIZENSHIP OR PLACE OF ORGANIZATION
            France
_______________________________________________________________________________

         NUMBER OF             5          SOLE VOTING POWER
          SHARES                          0
       BENEFICIALLY           _________________________________________________
         OWNED BY              6          SHARED VOTING POWER
           EACH                           0
         REPORTING            _________________________________________________
          PERSON
           WITH                7          SOLE DISPOSITIVE POWER
                                          0
                              _________________________________________________

                               8          SHARED DISPOSITIVE POWER
                                          0
_______________________________________________________________________________

     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            0
_______________________________________________________________________________

    10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

_______________________________________________________________________________

    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            0%
_______________________________________________________________________________

    12      TYPE OF REPORTING PERSON
            CO
_______________________________________________________________________________

ISIN No. LU012170629-4              13G                 Page  3  of  13 Pages

_______________________________________________________________________________

     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Trel Participations
_______________________________________________________________________________
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            [ ]  (a)
            [x]  (b)
_______________________________________________________________________________

     3      SEC USE ONLY

_______________________________________________________________________________
     4      CITIZENSHIP OR PLACE OF ORGANIZATION
            France
_______________________________________________________________________________

         NUMBER OF                   5          SOLE VOTING POWER
          SHARES                                0
       BENEFICIALLY                ____________________________________________
         OWNED BY                    6          SHARED VOTING POWER
           EACH                                 0
         REPORTING                 ____________________________________________
          PERSON                     7          SOLE DISPOSITIVE POWER
           WITH                                 0
                                   ____________________________________________
                                     8          SHARED DISPOSITIVE POWER
                                                0
_______________________________________________________________________________

     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            0
_______________________________________________________________________________

    10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

_______________________________________________________________________________

    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            0%
_______________________________________________________________________________

    12      TYPE OF REPORTING PERSON
            CO
_______________________________________________________________________________

ISIN No. LU012170629-4             13G                  Page  4  of  13 Pages
                                                    ---------------------------
_______________________________________________________________________________

      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Sagem International
_______________________________________________________________________________

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              [ ] (a)
              [x] (b)
_______________________________________________________________________________

      3       SEC USE ONLY

_______________________________________________________________________________
      4       CITIZENSHIP OR PLACE OF ORGANIZATION
              France
_______________________________________________________________________________

         NUMBER OF                    5          SOLE VOTING POWER
           SHARES                                0
        BENEFICIALLY              _____________________________________________
          OWNED BY                    6          SHARED VOTING POWER
            EACH                                 0
         REPORTING                _____________________________________________
           PERSON                     7          SOLE DISPOSITIVE POWER
            WITH                                 0
                                  _____________________________________________
                                      8          SHARED DISPOSITIVE POWER
                                                 0
_______________________________________________________________________________

      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              0

_______________________________________________________________________________
     10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
              [ ]

_______________________________________________________________________________

     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              0%
_______________________________________________________________________________

     12       TYPE OF REPORTING PERSON
              CO
_______________________________________________________________________________

Item 1(a).  Name of Issuer.

Gemplus International S.A.

Item 1(b).  Address of Issuer's Principal Executive Offices.

Aerogolf Center
1 Hohenhof
L-2633 Senningerberg
Grand Duchy of Luxembourg

Item 2(a).  Name of Person Filing.

This Schedule 13G Amendment No. 2 is being filed on behalf of the following persons ("Reporting Persons"):

(i)      Sagem S.A.
(ii)     Trel Participations
(iii)    Sagem International

The Reporting Persons may be deemed a "group" under the Act because Trel Particiaptions and Sagem International are both 100% owned subsidiaries of Sagem S.A. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Item 2(b).  Address of Principal Business Office or, if None, Residence.

Sagem S.A.
Le Ponant de Paris
27, rue Leblanc
75512 Paris Cedex 15
France

Trel Participations
Le Ponant de Paris
27, rue Leblanc
75512 Paris Cedex 15
France

Sagem International
Le Ponant de Paris
27, rue Leblanc
75512 Paris Cedex 15
France

Item 2(c).  Citizenship.

See Item 4 of the attached cover pages, incorporated herein by reference.

Item 2(d).  Title of Class of Securities.

Ordinary shares, no par value.

Item 2(e).  ISIN Number.

LU012170629-4

The Ordinary shares are also sold in the form of American Depository Shares ("ADSs"). Each ADS represents two Ordinary shares. The ADSs are evidenced by American Depository Receipts, which are traded on the Nasdaq National Market of the Nasdaq Stock Market, Inc. and have a CUSIP number of 36866Y102.

Item 3.

Not applicable as this Schedule is filed pursuant to Rule 13d-1(c)

Item 4.  Ownership.

(a) Amount beneficially owned:

Sagem S.A.:  0

Trel Particiaptions:  0

Sagem International:  0

(b) Percent of class:

Sagem S.A.: 0%

Trel Participations:  0%

Sagem International:  0%


(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

Sagem S.A.:  0

Trel Particiaptions:  0

Sagem International:  0


(ii) Shared power to vote or direct the vote:

Sagem S.A.:  0

Trel Particiaptions:  0

Sagem International:  0

(iii) Sole power to dispose or to direct the disposition:

Sagem S.A.:  0

Trel Particiaptions:  0

Sagem International:  0


(iv) Shared power to dispose or to direct the disposition:

Sagem S.A.:  0

Trel Particiaptions:  0

Sagem International:  0


Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired
           the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 27, 2003


                                      SAGEM S.A.


                                      /x/ Herve Philippe
                                      -------------------
                                      By: Herve Philippe
                                      Title: Senior VP, Chief Financial Officer


                                      TREL PARTICIPATIONS


                                      /x/ Herve Philippe
                                      -------------------
                                      By: Herve Philippe
                                      Title: Attorney-in-fact


                                      SAGEM INTERNATIONAL


                                      /x/ Herve Philippe
                                      -------------------
                                      By: Herve Philippe
                                      Title: Attorney-in-fact

                                 EXHIBIT INDEX

  Exhibit
  -------
  1* Power of Attorney granting Mr. Herve Philippe the authority to sign on behalf of Trel Participations (unofficial translation).
  2* Power of Attorney granting Mr. Herve Philippe the authority to sign on behalf of Sagem International (unofficial translation).
  3* Joint Filing Agreement by and Among Sagem S.A., Trel Participations, and Sagem International, dated December 30, 2002.



*Previously filed as an exhibit to Schedule 13G on December 31, 2002.